05037299

SECU... ...SSION
Washington, D.C. 20549

RECEIVED FEB 25 2005 SEC MAIL PROCESSING SECTION WASH. D.C. 213

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-50711

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AYRE INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

648 MAIN STREET
(No. and Street)

AGAWAM	MASSACHUSETTS	01001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
TIMOTHY T. AYRE (413) 786-2084
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

NICHOLAS LAPIER, CPA PC
(Name – *if individual, state last, first, middle name*)

333 ELM STREET	WEST SPRINGFIELD	MA	01089
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 15 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/10/05

OATH OR AFFIRMATION

I, TIMOTHY T. AYRE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AYRE INVESTMENTS, INC., as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

DONNA J. KENNEDY, Notary Public
Commonwealth of Massachusetts
My Commission Expires Feb. 14, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

On this 24th day of February, 2005, before me, the undersigned notary public, personally appeared Timothy T. Ayre proved to me through satisfactory evidence of identification, which were MA Drivers License, to be the person whose name is signed on the attached document in my presence.

DONNA J. KENNEDY, Notary Public
Commonwealth of Massachusetts
My Commission Expires Feb. 14, 2008

Witness Signature

AYRE INVESTMENTS, INC.

TABLE OF CONTENTS

NICHOLAS LAPIER, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Ayre Investments, Inc.
Agawam, Massachusetts

We have audited the accompanying statement of financial condition of Ayre Investments, Inc. (the "Company") as of December 31, 2004 and 2003, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ayre Investments, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I through IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but Schedules I, II, and III are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Nicholas LaPier CPA P.C.

Nicholas LaPier, CPA, PC
West Springfield, Massachusetts
January 26, 2005

333 Elm Street ◦ P.O. Box 324 ◦ West Springfield, MA 01090-0324
413.732.0200 ◦ 413.732.2205 fax ◦ nicklapiercpa@aol.com

AYRE INVESTMENTS, INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2004 AND 2003

ASSETS

	2004	2003
CURRENT ASSETS:		
Cash	$ 28,082	$ 25,637
Receivable from clearing organization	1,148	1,576
Investments	26,711	29,928
Shareholders	12,527	16,327
Prepaid expenses	5,641	3,846
Prepaid insurance	963	743
Fixed assets, net	1,333	4,813
Web design costs, net	686	1,602
Total current assets	$ 77,091	$ 84,472

LIABILITIES AND STOCKHOLDER'S EQUITY

	2004	2003
CURRENT LIABILITIES:		
Due to parent company	$ 17,360	$ 10,260
Accounts payable, Accrued expenses, and Other liabilities	7,142	4,828
Income taxes payable	581	581
Total current liabilities	25,083	15,669
STOCKHOLDER'S EQUITY:		
Common stock - no par value – authorized 1,000,000 shares, 633,000 shares issued and 632,450 shares outstanding	144,526	144,526
Retained earnings (deficit)	(81,518)	(64,723)
	63,008	79,803
Less treasury stock, 550 shares, at cost	11,000	11,000
	52,008	68,803
	$ 77,091	$ 84,472

The accompanying notes are an integral part of the financial statements.

AYRE INVESTMENTS, INC.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Revenues:		
Commissions	$ 358,828	$ 209,725
Interest and dividends	-	24
Loss on sale of assets	(1,870)	-
Unrealized investment losses	(6,617)	(5,024)
Other income	4,185	2,622
	354,526	207,347
Expenses:		
Employee compensation and benefits	51,114	59,656
Commissions paid	111,802	495
Communications and data processing	8,527	11,415
Occupancy	27,367	24,220
Broker Fees	105,327	70,121
Other expenses	66,728	57,140
	370,865	223,047
Loss before income taxes	(16,339)	(15,700)
Provision for income taxes	(456)	(456)
Net loss	$ (16,795)	$ (16,156)

The accompanying notes are an integral part of the financial statements.

AYRE INVESTMENTS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	Common		Treasury Stock		Total	
	Shares	Amount	Shares	Amount	Retained Earnings	Stockholders' Equity
Balance January 1, 2003	632,450	$ 144,526	550	$ (11,000)	$ (48,567)	$ 84,959
Net loss	-	-	-	-	(16,156)	(16,156)
Balance December 31, 2003	632,450	$ 144,526	550	$ (11,000)	$ (64,723)	$ 68,803
Net loss	-	-	-	-	(16,795)	(16,795)
Balance December 31, 2004	632,450	$ 144,526	550	$ (11,000)	$ (81,518)	$ 52,008

The accompanying notes are an integral part of these financial statements.

AYRE INVESTMENTS, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Cash Flows From Operating Activities:		
Net loss	$ (16,795)	$ (16,156)
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization	2,526	4,830
Realized/unrealized loss on investments	6,617	5,024
Loss on disposal of fixed assets	1,870	-
(Increase) decrease in operating assets:		
Net receivable from clearing organizations	428	(550)
Prepaid expenses	(2,015)	(993)
Increase (decrease) in operating liabilities:		
Accounts payable, accrued expenses, and other liabilities	2,314	(911)
Accrued taxes	-	-
Net cash used by operating activities	(5,055)	(8,756)
Cash Flows From Investing Activities:		
Purchase of fixed assets	-	(1,263)
Purchase of investments – net	(3,400)	(2,594)
Net cash used in investing activities	(3,400)	(3,857)
Cash Flows from Financing Activities:		
Net changes in shareholder debt	3,800	1,828
Increase on due to Ayre Holdings, Inc.	7,100	11,400
Net cash provided by financing activities	10,900	13,228
Increase in cash	2,445	615
Cash at beginning of year	25,637	25,022
Cash at end of year	$ 28,082	$ 25,637
Supplemental Disclosure of Cash Flow Information:		
Income tax payments	$ 456	$ 456
Interest paid	$ 780	$ 1,082

The accompanying notes are an integral part of the financial statements.

AYRE INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 and 2003

1. *ORGANIZATION AND NATURE OF BUSINESS*

The Company, a Massachusetts Corporation, is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC), the National Association of Securities Dealers (NASD), and various states.

The Company is a wholly owned subsidiary of Ayre Holdings, Inc., a Delaware corporation.

The Company clears all of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

2. *SIGNIFICANT ACCOUNTING POLICIES*

Securities Transactions - Proprietary securities transactions in regular-way trades are recorded on the settlement date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes - Certain items of income and expense are recognized for income tax purposes in different periods from those in which such items are recognized for financial reporting purposes. Deferred taxes are not material and no provision for deferred taxes has been included in these financial statements.

Depreciation - Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years.

Statement of Cash Flows - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Use of Estimates - The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

AYRE INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

3. *RESTRICTED CASH*

Included in cash at December 31, 2004 and 2003, is $25,000, which is held as collateral for customers' clearing activity, maintained in an escrow account at a clearing house.

4. *SECURITIES OWNED*

Marketable securities owned by the Company consist of trading and investment securities at market values, as follows:

	2004	2003
Pershing – money market	$ -	$ 4,970
NASD	26,711	24,958
	$ 26,711	$ 29,928

5. *ACCOUNTS RECEIVABLE*

Accounts receivable consists primarily of brokerage fees and is fully collectible.

6. *FIXED ASSETS:*

Fixed assets consist of the following.

Telephone equipment	$ 2,324	$ 2,324
Furniture and fixtures	5,230	5,230
Computer, and related equipment	11,935	11,935
Office equipment	5,578	5,578
Automobile	-	3,100
Total equipment	25,067	28,167
Less: accumulated depreciation	23,734	23,354
Net fixed assets	$ 1,333	$ 4,813

7. *CREDIT AVAILABILITY*

The Company has a credit line of $ 5,000 of which $ 1,169 was available at December 31, 2004.

8. *OPERATING LEASE*

The company entered into an operating lease for a vehicle on October 10, 2004. Lease payments of $850 were paid for the year ended December 31, 2004.

The remaining commitments under the lease are:

2005	$ 3,400
2006	2,550
	$ 5,950

9. *RESERVE REQUIREMENTS*

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

10. *INCOME TAXES*

The provision for income taxes comprises the following:

	2004	2003
State tax expense	$ 456	$ 456

As of December 31, 2004, the company had federal and state net operating loss carry-forwards, which may be applied to future taxable income of $15,128 and $38,388, respectively. Net operating loss carry-forwards expire between 2005 and 2018.

11. *NET CAPITAL REQUIREMENTS*

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of a $5,000 minimum of net capital. As a member of the NASD, the Company needs to maintain a $6,000 minimum of net capital. At December 31, 2004, the Company's net capital as defined by SEC Rule 15c3-1 was $ 19,812.

12. *OPERATING LEASE*

The Company operates its facilities on a month to month basis with a related party, partially owned by an officer of the Company. For the years ended December 31, 2004 and 2003, rent expense was $21,035 and $18,725 respectively.

13. *RELATED PARTY TRANSACTIONS:*

- The Company owed Ayre Holdings, Inc., its' parent company, $ 17,360 and $ 10,260 at December 31, 2004 and 2003, respectively.
- At December 31, 2004, an officer was indebted to the Company for $ 12,527 which is unsecured and non-interest bearing.
- The Company purchases printed materials from a company that is partially owned by an officer of the Company.
- The Company rents its facilities on a month to month basis with a related party, an officer of the Company.

14. SUBSEQUENT EVENTS:

On January 1, 2005, the Company signed a long term lease for 5 years at $2,000 per month for office space owned by an officer of the Company.

SUPPLEMENTARY FINANCIAL INFORMATION

AYRE INVESTMENTS, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3 OF THE

SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2004 AND 2003

FORM A – ADJUSTED NET WORTH COMPUTATION

	2004	2003
Beginning Net Worth	$ 71,637	$ 84,959
Increases to Net Worth	358,828	198,725
Reductions to Net Worth	(378,457)	(212,047)
Adjusted Net Worth	$ 52,008	$ 71,637

FORM B – NET CAPITAL COMPUTATION

	2004	2003
Adjusted Net Worth	$ 52,008	$ 71,637
Liabilities Subordinated to Creditors	-	-
Total Available Capital	52,008	71,637
Total adjustments	(28,864)	(38,329)
Tentative Net Capital	23,144	33,308
Haircuts	(3,332)	(2,498)
Net Capital	$ 19,812	$ 30,810

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2004 and 2003)

	2004	2003
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 39,470	$ 37,691
Other audit adjustments	(19,658)	(6,881)
Net Capital per above	$ 19,812	$ 30,810

The accompanying notes are an integral part of the financial statements.

AYRE INVESTMENTS, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2004 AND 2003

EXEMPT FROM SEC. RULE 15c3-3

The accompanying notes are an integral part of these financial statements

AYRE INVESTMENTS, INC.

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2004 and 2003

EXEMPT FROM SEC. RULE 15c3-3

The accompanying notes are an integral part of these financial statements

AYRE INVESTMENTS

SCHEDULE IV

OTHER EXPENSES

FOR THE YEARS ENDED DECEMBER 31, 2004 and 2003

	2004	2003
Accounting & auditing fees	$ 4,700	$ 5,455
Advertising	345	1,476
Auto expense	2,041	1,100
Bad debts	21,574	-
Bank charges	685	658
Contributions	-	25
Computer checks	-	105
Depreciation	2,526	5,121
Dues and subscriptions	2,864	818
Finance charges	780	1,082
Insurance	3,456	3,083
Lease expense	2,560	341
License and permit	3,150	1,744
Miscellaneous	1,057	13
Payroll expenses	625	743
Payroll taxes	7,038	20,722
Postage and delivery	422	550
Printing	1,357	2,450
Professional Development	63	-
Legal	-	778
Registration fees	3,846	3,321
Repairs and maintenance	839	2,111
Taxes - other	275	-
Meals and entertainment	1,848	1,372
Travel	4,677	4,072
	$ 66,728	$ 57,140

The accompanying notes are an integral part of these financial statements

NICHOLAS LAPIER, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Ayre Investments, Inc.
Agawam, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedules of Ayre Investments, Inc. (the Company), for the years ended December 31, 2004 and 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

333 Elm Street ◦ P.O. Box 324 ◦ West Springfield, MA 01090-0324
413.732.0200 ◦ 413.732.2205 fax ◦ nicklapiercpa@aol.com

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 and 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should be used by anyone other than these specified parties.

Nicholas LaPier CPA P.C.

NICHOLAS LAPIER, CPA, PC
West Springfield, Massachusetts

January 26, 2005